Filed by Glaukos Corporation

(Commission File No. 001-37463)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avedro, Inc.

(Commission File No. 001-38809)

The following is an email sent by Thomas W. Burns, President and CEO of Glaukos Corporation, to all Glaukos Corporation employees on August 7, 2019.

To All Glaukos Employees:

I am delighted to announce that Glaukos has entered into a definitive agreement to acquire Avedro, Inc. (Nasdaq: AVDR) in an all-stock transaction.

Avedro is a hybrid pharmaceutical and device organization much like Glaukos, with disruptive bio-activated pharmaceutical solutions designed to address important unmet ophthalmic needs.  Avedro’s proprietary Photrexa® single-use topical solution is the first and only FDA-approved treatment for progressive keratoconus, a sight-threatening corneal disease characterized by progressive thinning and weakening of the cornea.  Unlike conventional keratoconus treatments, studies have found that Avedro’s Photrexa® actually slows or halts disease progression.

The Avedro organization has already made remarkable progress to establish a formidable foundation for growth, amassing a considerable body of compelling clinical data, securing broad reimbursement coverage and developing a market-expanding pipeline designed to extend leadership well into the future.  By leveraging our market-building expertise, global commercial scale and extensive clinical and regulatory infrastructure, we see tremendous opportunity to accelerate growth and maximize Avedro’s disruptive bio-activated pharmaceuticals and pipeline.

The transaction, which has been approved by the Boards of Directors of both companies, is subject to Avedro stockholder approval along with other customary closing conditions and regulatory approvals.  We expect it to be completed sometime in the fourth quarter of 2019, making the Avedro platform the centerpiece of our new corneal health franchise.

I look forward to providing more details to you tomorrow during the All Hands meeting (3 p.m. PDT at Bella Collina) regarding the Avedro business and how it fits within our long-term growth strategy.  In the meantime, you’ll find a press release about the transaction in the Investors section of our website.

Thank you again for all that you do to make Glaukos an extraordinary organization committed to exceeding expectations of customers, physicians, patients and others who rely on us.

We continue to put a dent in our universe.

Sincerely,

Tom

Additional Information and Where to Find It

In connection with the proposed transaction between Glaukos and Avedro, Glaukos will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of Glaukos and will also contain a proxy statement of Avedro.  Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transactions.  After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Avedro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction; (iii) failure to satisfy the conditions to the closing of the proposed transaction; (iv) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (v) the effect of the announcement of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (vi) potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vii) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (viii) competitive pressures in the markets in which Avedro and Glaukos operate; (ix) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (x) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.